Exhibit B.9: Disclosure regarding code of ethics

CIBC has adopted a Code of Conduct applicable to all its officers (including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller), directors, employees and contractors. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F). The Code of Conduct is available on CIBC’s website at https://www.cibc.com/ca/inside-cibc/governance/governance-practices/code-of-conduct.html. No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2018 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.

Effective November 1, 2018, CIBC adopted the following amendments to the Code of Conduct:

•	CIBC’s Code of Ethics for Directors has been combined with the Code of Conduct.

•	The Code of Conduct has also been simplified and updated to align with changes to applicable CIBC policies, regulatory requirements, internal businesses and organizational structure.

In addition to these changes, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.